July 6, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Frank Wyman Lisa Vanjoske Karen Ubell Suzanne Hayes Jim B. Rosenberg

Re:	SEC Comment Letter dated June 7, 2010 StemCells, Inc. Form 10-K for the fiscal year ended December 31, 2009 Definitive Proxy Statement on Schedule 14A filed April 13, 2010 File No. 001-19871
Ladies and Gentlemen:
On behalf of StemCells, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated June 7, 2010 (the “June 7 Letter”) regarding the Company’s 10-K for the year ended December 31, 2009 (the “2009 10-K”) and definitive proxy statement filed on April 13, 2010 (our “2010 Proxy Statement”).
For reference purposes, the comments as reflected in the June 7 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
Accordingly, we supplementally advise you as follows:
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
General
1.	We note your disclosure in the risk factor titled “The manufacture of cell-based therapeutic products is novel, regulated, critical to our business and dependent upon specialized key materials.” Specifically, you state that some of your material requirements are single sourced and the loss of a source may adversely affect your business. Please identify your products and product candidates that are dependent on sole source providers and

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July 6, 2010

identify the sole source providers. If you have agreements with these parties, file the agreements and describe the material terms. Alternatively, tell us why you believe you are not substantially dependent on such agreements.
Company Response:
While there are over a hundred separate disposables and dozens of media and reagents used in both the manufacture of a patient dose of HuCNS-SC cells and in the production of cell banks, just a few of these are single sourced. Some of these are custom made for us under contract, but none of these are considered material to our business. Also, we do not believe our business is substantially dependent on any of the single sourced materials because each could be replaced by alternative technologies or provided by separately engaged manufacturers upon our request. We believe we have a sufficient supply of all key materials in inventory to prepare the patient doses needed to complete our currently active clinical trials.
Nevertheless, while we believe our supply chain risks are manageable, replacing technologies in a highly regulated manufacturing process such as ours could entail additional cost and time and would have the potential to delay one or more of our planned clinical trials.
Marketing, page 12
2.	We note that you have distribution agreement with Millipore Corporation for the marketing and sale of certain cell culture products. If you are substantially dependent on an agreement with Millipore for the sale of your products, please file the agreement and describe the material terms of the agreement. If you believe you are not substantially dependent on an agreement with Millipore, please provide us with an analysis supporting your determination. Your analysis should address the percentage of product sales that are attributable to the agreement.
Company Response:
We discuss our arrangement with Millipore Corporation because we believe it indicates the potential for our cell culture products and represents one potential pathway to the commercialization of these technologies. However, we are principally a research and development company and none of our product development efforts are substantially dependent on any revenues from, or on our relationship with, Millipore. Our arrangement with Millipore is essentially a licensing one from which we receive a percentage of Millipore’s net sales of certain identified products, all of which are manufactured by Millipore. None of these revenues are material to our business, and presently we view our current revenues as an incremental offset to our principal business expenditures related to our research, development, and commercialization of stem cell therapeutics and related enabling technologies.
Patents, Property Rights and Licenses, page 12
3.	Please clarify which patents you own and which you license from other parties. Please also disclose when each patent identified expires.

U.S. Securities and Exchange Commission
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Company Response:
Of the eighteen patents identified on pages 12-13 of our 2009 10-K as being amongst our “significant” patents, eight are owed by us and ten are exclusively licensed to us. The table below sets out the anticipated expiration dates of these patents absent the grant of any patent term extension, whether under the Hatch Waxman Act (Pub. L. 98-417) or otherwise, which information will be included in our future 10-K filings:

Patents Owned:	5,968,829 (2017); 7,153,686 (2019); 6,777,233 (2017); 6,468,794 (2019); 6,238,922 (2019); 7,049,141 (2019); 7,211,404 (2022); 7,381,561 (2024)[note this patent was incorrectly identified in our 2009 10-K as U.S. Pat. No. 7,381,261]

Patents Exclusively Licensed (licensor included):	7,361,505 (NeuroSpheres, 2017); 6,497,872 (NeuroSpheres, 2019); 5,851,832 (NeuroSpheres, 2015); 6,294,346 (NeuroSpheres, 2018); 7,005,299 (University of Edinburgh, 2014); 6,150,169 (University of Edinburgh, 2014); 6,878,542 (University of Edinburgh, 2014); 7,256,041 (University of Edinburgh, 2014); 6,146,888 (University of Edinburgh, 2014); 7,371,573 (University of Edinburgh, 2019)
Licenses with Research Institutions, page 14
4.	We note your reference to a license agreement with Oregon Health & Science University on page 14. Additionally, we note the reference to your collaborators at OHSU Casey Eye Institute on page 40. Please provide a discussion of the material terms of your collaboration and license agreements with OHSU and either file the agreements or provide us with an analysis supporting your determination that you are not required to file them.
Company Response:
We view our relationships with many of our collaborators as indicators of the potential of our research and development efforts and of our technologies. Our partners in these efforts, such as Oregon Health & Science University and OHSU Casey Eye Institute, are considered by many as leading centers of research excellence and therefore helpful in demonstrating to investors the progress and potential of our programs. We believe this is also true with respect to many of our licensing relationships, particularly with academic centers of excellence such as Cambridge University and the RIKEN Institute.
Despite the fact that we view these relationships as helpful information for investors to understand the breadth and sophistication of our collaboration partners, in most instances we do not view the contractual aspects of these relationships as material. This is true for Oregon Health & Science University, OHSU Casey Eye Institute, Cambridge University, and the RIKEN Institute, for example. In all these cases, the ongoing financial obligations with these parties are not material. Likewise, the work performed or the licenses granted under these agreements are not material to our business. We consider our relationships with these entities to be part of our ordinary course of business given that we are engaged in the development and commercialization of stem cell therapeutics and enabling technologies for stem cell-based research and drug discovery and development.

U.S. Securities and Exchange Commission
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5.	With respect to your license agreement with the University of Edinburgh, please also disclose the royalty range (single digits, twenties, thirties, etc.), the minimum annual payments and when the agreement expires.
Company Response:
In future filings, we will summarize the termination provisions of our license agreement with the University of Edinburgh, dated as of January 31, 2006 (the “Edinburgh License Agreement”). Essentially the agreement is terminable by either party upon the other party’s material breach as well as terminable by the University of Edinburgh in the event of our bankruptcy.
With respect to minimum annual payments owed, we respectfully advise the Staff that we consider the royalty payments with the University of Edinburgh to be confidential information for the reasons set forth in the confidential treatment request we filed with the Commission on March 11, 2010 in respect of the Edinburgh License Agreement, which was granted effective April 20, 2010. We continue to believe that disclosing the royalty rate or a range of royalty rates would result in competitive harm to the Company.
6.	Please include a description of your agreements with Cambridge University and RIKEN Institute. Your discussion should include:
•	the nature of the agreement;

•	products or product candidates dependent on the agreement;

•	each party’s rights and obligations;

•	payment provisions, including payments made to date, aggregate potential milestone payments, minimum annual payments, royalty rates or a range of royalty rates; and term and termination provisions.
Additionally, please file the agreements or provide an analysis supporting your determination that you are not substantially dependent on each agreement.
Company Response:
We refer the Staff to our response to Comment 4. We believe that these agreements are not material, although we consider identifying the relationships with these entities as helpful information for investors to understand the breadth and sophistication of our collaboration partners. Accordingly, we have described the basic subject matter of our agreements with these parties in our filings.
Licenses with Commercial Entities, page 14
7.	With respect to your agreement with NeuroSpheres, please disclose when the patents licensed to you are scheduled to expire and a range of royalty rates payable under the license agreement.
Company Response:
In future filings, we will identify the significant patents we have licensed from NeuroSpheres and disclose the expiration dates of these patents. However, we respectfully advise the Staff that we consider the royalty payments with NeuroSpheres to be confidential

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information for the reasons set forth in the confidential treatment request filed with the Commission in March 2001 and later granted in respect of the License Agreement, dated as of October 30, 2000, between the Company and NeuroSpheres Holdings Ltd. We continue to believe that disclosing these royalty rates, even as a range of royalty rates, would result in competitive harm to the Company.
8.	With respect to your agreement with Stem Cell Therapeutics, please disclose aggregate payments to date, aggregate potential milestone payments, applicable royalty range and term and termination provisions.
Company Response:
We respectfully advise the Staff that we do not consider our agreement with Stem Cell Therapeutics to be material. This is one of several license agreements entered into by us in the ordinary course of business to grant non-exclusive rights to practice one or more technologies covered by some of our patents in order to pursue activities that are not central to our business strategy of developing and commercializing cell-based therapeutics. In this case, the license covers three patent families and allows Stem Cell Therapeutics to use erythropoietin in combination with a proliferating agent to modulate or stimulate endogenous neural stem cells for the treatment of certain CNS diseases and disorders. Total revenue under this license will be contingent upon the clinical and commercial success of Stem Cell Therapeutics. We do not consider the annual fees or likely near-term revenues under this license to be material.
9.	Please describe the terms of your license of your IRES technology to a “major international pharmaceutical company.” Your discussion should identify the licensor, quantify payments made to date and aggregate potential payments, and describe term and termination provisions. Please also file the agreement or provide us with an analysis supporting your determination that you are not required to file the agreement.
Company Response:
We respectfully advise the Staff that we do not consider our agreement with this pharmaceutical company for IRES technology to be material. This is one of several license agreements entered into by us in the ordinary course of business to grant non-exclusive rights to practice one or more technologies covered by some of our patents in order to pursue activities that are not central to our business strategy of developing and commercializing cell-based therapeutics. In this case, the license covers just one patent family and allows the pharmaceutical company to engage in certain internal research activities not related to stem cell therapeutics. The license is now fully-paid up and the total revenues received under this license were immaterial.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49
Indemnification Agreement
10.	You have capitalized $750,000 of litigation cost reimbursements to NeuroSystems as “Other assets non-current” due to your right of offset

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against future maintenance fees, milestones and royalties to be owed under the related license agreements with this commercial entity. Your assertion that this amount is a fair estimate of your future obligations to NeuroSystems appears to be premised on the future commercialization of the associated products and technologies. However, on page 23, you assert that these products and technologies are only in the early stages of discovery and development, are inherently risky and may not ever achieve commercialization. Please explain to us this apparent contradiction. Also, tell us why you believe that deferral of these litigation cost reimbursements complies with GAAP with reference to the authoritative literature upon which you based your conclusion.
Company Response:
Pursuant to a previously filed agreement amending our license agreements with NeuroSpheres, we are entitled to off-set all litigation costs incurred in our patent infringement suit against Neuralstem (discussed on page 32,“Item 3. Legal proceedings” and page 79, “Contingencies”) against amounts that would otherwise be owed to NeuroSpheres under these license agreements, such as annual maintenance fees, milestones and royalty payments. We have capitalized $750,000 of our litigation costs in this lawsuit because we will use these costs to offset the $50,000 asset-based royalty payment we are contractually obligated to pay NeuroSpheres each year. The $750,000 capitalized was not premised on future commercialization of products or technologies but rather on annual payments to the farthest expiry date of our license agreements with NeuroSpheres.
Because these annual payments of $50,000 are fully creditable against royalties due to NeuroSpheres, we have classified the $750,000 as part of prepaid royalties under “Other Assets.” We will clarify this disclosure in future filings. We set forth below what we consider the applicable accounting guidance in the GAAP Literature:
Concept 6:
Assets
25. Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.
Characteristics of Assets
26. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.
Accrual and Deferral (Including Allocation and Amortization)
141. Accrual accounting attempts to recognize noncash events and circumstances as they occur and involves not only accruals but also deferrals, including allocations and amortizations. Accrual is concerned with expected future cash receipts and payments: it is the accounting process of recognizing assets or liabilities and the related liabilities, assets, revenues, expenses, gains, or losses for amounts expected to be received or paid, usually in cash, in the future. Deferral is concerned with past cash receipts and payments—with prepayments received (often described as collected in advance) or paid: it is the accounting

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process of recognizing a liability resulting from a current cash receipt (or the equivalent) or an asset resulting from a current cash payment (or the equivalent) with deferred recognition of revenues, expenses, gains, or losses. Their recognition is deferred until the obligation underlying the liability is partly or wholly satisfied or until the future economic benefit underlying the asset is partly or wholly used or lost. Common examples of accruals include purchases and sales of goods or services on account, interest, rent (not yet paid), wages and salaries, taxes, and decreases and increases in marketable securities accounted for at lower of cost and market. Common examples of deferrals include prepaid insurance and unearned subscriptions.
Contractual Obligations, page 53
11.	Please include the wind-down expense liability in this table, as well as estimated license fee and milestone payments under your arrangements with research institutions and commercial entities.
Company Response, Wind-down expense liability:
The lease payment obligations that are part of the wind-down reserve are already included in the table under the caption — “Operating lease payments.” The remainder of the wind-down expense liability is estimated day-to-day operating expenses. The caption includes a footnote that refers to “Operating Leases” on page 52 of the 2009 10-K for further information. In future filings, we will modify the footnote (and disclose the same in our next 10-Q filing — quarter ending June 30, 2010) to read:
“(1) Operating lease payments exclude space-sharing and sublease income but include rent payments for our Rhode Island facility that are included as part of our “Accrued wind-down expenses” in our Consolidated Financial Statements. See Note XX “Wind-down and exit costs” and Note XX “Commitments and Contingencies” in the notes to condensed consolidated financial statements of Part I, Item 1 of this Form 10-Q for further information.”
Company Response, Milestone payments:
Milestone payments under our licensing arrangements with other entities are not included in the table of contractual obligations because these arrangements either: i) do not fall within the definition of captions under contractual obligations as defined in Regulation S-K under Item. 303 (5) (Long-Term Debt Obligations, Capital Lease Obligations, Operating Lease Obligations, Purchase Obligations and Other Long-Term Liabilities); ii) are dependent on the occurrence of contingent events, the timing of which cannot be reasonably estimated; or iii) are immaterial. We will indicate in future filings, as a footnote to the contractual obligation table, why we do not disclose these payments.
Statement of Operations, page 59
12.	You report gross profit here and in MD&A which includes revenue from licensing agreements and grants. Please tell us why there are no costs associated with these revenues within the caption, gross profit.

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Company Response:
The licensing revenues in this line item are shown on a net basis, because the Company has no direct costs under these license agreements other than, in some instances, fixed royalties owed to licensors. In such instances, when we have granted sublicenses to patents licensed to us, we essentially act as an agent under these sublicensing agreements. The direct cost is merely a fixed percentage of royalty due to the licensor on revenue earned by the sub-licensee and paid to us as the sub-licensor. There is no service or product provided by the Company under these agreements. The Company has no discretion in supplier selection. The Company is not involved in the determination of product or service specifications or any other control over sales by our sub-licensees. We have no physical loss inventory risk in these instances. For these reasons, we present this information on a net revenue basis. Reference is made to GAAP ASC 605-45. In future filings, we will clarify our revenue recognition method for licensing agreements under Revenue Recognition Policy.
Grant revenue from government agencies are recognized as the related qualified research and development costs are incurred, up to the approved amount of the grant. Grants are funds received from the government agencies to cover specific expenses. Terms of the grant do not provide for profits. For these reasons, a presentation of cost of goods sold of gross margins would not be meaningful to investors.
Notes to Consolidated Financial Statements
Note 5. Acquisition of SCS, page 70
13.	Disclose the nature of the in process research and development assets and tell us how you determined the useful lives of 13 — 19 years.
Company Response:
In-process research and development assets relate to: 1) the acquisition of certain IP rights not expected to expire until 2027 related to our program focused on developing engineered rat models of human disease (our “Transgenic Rat Program”); and 2) the acquisition of certain technology related to the commercialization of our SC Proven cell culture products and the development and commercialization of cell-based assay platforms for use in drug discovery and development (our “Assay Development Program”).
At the time of valuation (April 2009), the technology related to our Transgenic Rat Program was in its nascent stage, and therefore we concluded a 19-year remaining useful life was appropriate for this technology.
As for our Assay Development Program, at the time of valuation (April 2009), we expected to achieve proof of concept by 2012. Due to the nature of our Assay Development Program patents and technologies, we expect the technologies to remain useful and relevant within the industry for at least the 10 years following commercial launch of a product or service under our Assay Development Program. Because these technologies are not expected to begin generating revenue until 2011-2012, we estimated a remaining useful life for these technologies to be approximately 13 years from the valuation date.
Note 6. Intangible Assets, page 71
14.	It appears from Note 5 that the caption “In process development” in this note includes in process research and development, customer relationships and developed technology. Explain why you believe aggregating all those assets into a single asset class is appropriate.

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Company Response:
We have disaggregated this caption in our first quarter 10-Q (ended March 31, 2010) and will prospectively continue to disaggregate the same.
Note 7. Other Assets, page 72
15.	Please explain the nature of prepaid royalties and the contractual arrangements governing these payments. Refer us to the authoritative literature in GAAP upon which you have based your accounting for this activity.
Company Response:
For GAAP literature and nature of prepaid royalties please refer to Item 10, above.
Note 12. Commitments and Contingencies, page 77
16.	Please disclose the terms of your arrangements with research institutions and commercial entities, particularly those described on pages 14 — 15.
Company Response:
Please see our responses to Items 6, 7, 8, and 9, above. We will continue to disclose in Note 12 any arrangements with research institutions and commercial entities which we consider material to our business.
Definitive Proxy Statement filed April 13, 2010
Executive Compensation
Compensation Discussion and Analysis, page 12
17.	We note your statement that “We have concluded that our employee compensation programs are designed with the appropriate balance of risk and reward in relation to our company’s overall business strategy and do not incentivize executives or other employees to take unnecessary or excessive risks. As a result, we believe that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.
Company Response:
We believe our compensation practices are simple and straight-forward and consistent with those of similarly situated research and development companies. In determining that our compensation policies and practices do not present risks that are likely to have a material adverse effect on our business, our directors have, from time to time, discussed with management the various pay practices used to compensate our employees at both the executive and non-executive levels. These inquiries have included discussions about our

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three primary components of compensation, namely base compensation, equity incentive compensation and cash bonuses.
Our Board of Directors has periodically considered how bonus awards are determined and calculated by the Company, noting that all bonuses are awarded entirely at the discretion of our Board after taking into consideration the progress of our Company’s programs. Based on its review, our Board has concluded that our cash bonus program properly aligns compensation with our overall company goals, all of which are designed to have a positive impact on our business.
In addition, our Board has periodically examined our equity compensation practices, noting that we typically grant customary equity awards that vest over many years after the date of grant. We believe discretionary equity compensation that vests over multiple years does not encourage short term or high-risk opportunistic behavior and instead aligns our employees’ interests with the long-term interests of our stockholders by encouraging activities intended to build Company long-term value.
Compensation of Named Executive Officers
Bonus Compensation, page 13
18.	We note your general description of the corporate goals on page 14. To the extent the corporate goals were quantified or more specifically defined, the discussion should be expanded to provide a similar level of detail. For example:
•	Were there any specific activities aimed at initiating clinical trials of HuCNS-SC or any other items constituting progress in your CNS Program;

•	Was progress in your Liver Program further defined; and

•	Were any other corporate development activities identified?
Additionally, discuss the extent to which each goal was achieved and how the bonus award of 70% was determined.
Company Response:
For each fiscal year, our executive officers present the Compensation Committee of the Board with approximately five to ten proposed corporate goals, each often consisting of multiple sub-parts. Typically these goals will include some pre-clinical and clinical goals for our HuCNS-SC cell product candidate as well as pre-clinical goals for hLEC. Our corporate goals will also typically include financing and corporate development goals. While all these goals are considered important, and we use a cross-functional and balanced approach to setting them, we typically prioritize our goals by assigning relative weightings to each of them, and with all of them together adding up to 100%. However, by design, no one goal ever accounts for a majority of the relative weightings.
Management’s recommendations for these corporate goals are usually presented to the Compensation Committee concurrent with our proposed corporate budgets for a given fiscal year. The committee members will review management’s recommendations with our executive officers and often provide suggestions for additional goals or changes to the recommended goals. After our executive officers and directors complete this iterative

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process, which often takes several weeks, the Compensation Committee will adopt revised corporate goals consistent with the foregoing principles. The Compensation Committee then recommends the updated corporate goals to the full Board for consideration and approval.
During each fiscal year, our executive officers will use the Board-approved corporate goals as a management tool, for example to coordinate activities, motivate personnel and help prioritize the use of Company resources. The executive officers will sometimes refer back to the corporate goals when providing business updates to the Board, similar to management’s reference back to an approved annual budget.
At the end of each fiscal year, our Chief Executive Officer will present the Compensation Committee with his assessments of corporate performance against the Board-approved corporate goals, together with a summary of any important factors that weighed in his assessments, which he provides as context. Our corporate goals have not been formulaic or quantitative in nature (we have not had a corporate goal tied to specific stock price, revenues or expenses, for example), so our CEO’s assessments have been largely qualitative in nature. Along with these assessments, our CEO will provide a percentage score for each goal reflecting the degree to which each goal was or was not, in his judgment, achieved during the year.
The Compensation Committee has usually considered these percentage scores as well as our Chief Executive Officer’s commentary about corporate performance and more general assessments of the state of our business when determining whether to award employees a company-wide corporate bonus in any given year, and if so how much of the available bonus pool to award. However, the Compensation Committee members will use their own judgment to determine the size of any bonus award, if any. Therefore, there is no known direct correlation between the aggregate percentage score given to any year’s corporate goals by our CEO and the ultimate bonus payout.
In 2010, the Compensation Committee awarded a discretionary bonus equal to 70% of the available bonus pool, based upon the committee members’ assessments of market conditions, corporate risks, Company successes in 2009, employee compensation more generally, and our market comparables, among other things, including the committee member’s qualitative assessments of the Company’s performance in 2009 measured against its 2009 corporate goals.
For the above reasons, we believe our 2010 Proxy Statement, when taken together with our other public filings, disclose all material information necessary to allow investors and potential investors in the Company to understand the significant types of measures and considerations used by our Board in determining whether to award a discretionary bonus to Company employees, including our executive officers. We explained, for example, that some of our 2009 corporate goals related to (i) progress in our CNS Program, including activities aimed at initiating clinical trials of our HuCNS-SC proprietary cell-based product in multiple therapeutic indications; (ii) progress in our Liver Program; (iii) successful financing efforts; (iv) successful corporate development activities; and (v) advancement of our scientific development programs. In our view, the particular goals, as well as their sub-parts and relative weightings, are themselves not material and describing any of them in greater detail would not provide stockholders or investors with a more fulsome understanding of our compensation practices or possible future bonus payments under our discretionary bonus program. Indeed, we believe that disclosure of these particularities would distract from our overall discussion of compensation objectives without providing material insights, and could be misunderstood by analysts, stockholders and the investing

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public, given that the goals are meant to be aspirational and are not intended as projections or as forecasts of Company operations.
Proposal Number 1, Election of Directors, page 25
19.	In accordance with newly revised Item 401(e) of Regulation S-K, please provide disclosure discussing for each director and director nominee, on an individual basis, the particular experience, qualifications, attributes or skills that led the company’s board to conclude that the person should serve as a director of the company.
Company Response:
In future filings, we will add disclosure to address these disclosure requirements substantially similar to the following:
The Company’s Nominating Committee and Board seek to nominate and appoint candidates to the Board who have significant business experience, technical expertise or personal attributes, or a combination of these, sufficient to suggest, in the Board’s judgment, that the candidate would have the ability to help direct the affairs of the Company and enhance the Board as a whole. The Board also considers past service on the Board or on the board of directors of other publicly traded or technology focused companies.
We believe each of our directors brings valuable skills, experience, judgment, and perspectives to our Company. The Board took the following qualifications into consideration, among other things, when appointing our current directors:

Eric Bjerkholt	Mr. Bjerkholt is a financial expert and currently serves as the Senior Vice President and Chief Financial Officer of Sunesis Pharmaceuticals, Inc., a biopharmaceutical company. His business experience spans approximately 20 years, during which time he founded a nutraceutical company and worked as an investment banker. Mr. Bjerkholt currently serves on the board of directors of Round Table Pizza. We believe Mr. Bjerkholt’s qualifications to serve on our Board of Directors include his considerable financial and business experience, especially in the life sciences industry. Mr. Bjerkholt has served on our Board for over six years.

Scott Greer	Mr. Greer was appointed to our Board in June 2010. He is a financial expert with over 25 years of experience in the life sciences industry. He was founder, CEO and Chairman of Abgenix, Inc., a biotechnology company he took public in 1998 and then sold to Amgen in 2006. Mr. Greer currently serves as Chairman of Ablexis and Acologix, both development stage biotechnology companies, and is also on the boards of Nektar Therapeutics and BAROnova. We believe Mr. Greer’s qualifications to serve on our Board of Directors include his more than 25 years of experience in the life sciences industry.

Ricardo Levy, PhD	Dr. Levy has over 30 years of experience leading technology companies in both North and South America. In 1974, he

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cofounded Catalytica, Inc., a manufacturing technology and components company. He currently serves as the lead director of Renegy Holdings, Inc. as well as director of Accerlys Inc. (formerly Pharmacopeia, Inc.) and NovoDynamics, Inc. We believe Dr. Levy’s qualifications to serve on our Board of Directors include his more than 30 years of business experience. Dr. Levy has served on our Board for over eight years.

Martin McGlynn	Mr. McGlynn has been our President and Chief Executive Officer since January 2001. He has held management positions of increasing responsibility in several countries for more than 30 years. Prior to joining our Company, Mr. McGlynn was President and Chief Executive Officer of Pharmadign, Inc., a privately held company in the fields of inflammation and genetic immunization. Prior to this, he was President and General Manager of Abbott Canada Ltd. and President of Anaquest, Inc., a company focused on anesthesia and acute care pharmaceuticals. We believe Mr. McGlynn’s qualifications to serve on our Board of Directors include his significant managerial experience in our industry and his intimate knowledge of our operations as a result of his day to day leadership as our President and Chief Executive Officer. Mr. McGlynn has served on our Board for over nine years.

Roger Perlmutter, MD, PhD	Dr. Perlmutter is the Executive Vice President of Research and Development of Amgen, Inc., a world leading biotechnology company, a position he has held for almost ten years. Prior to joining Amgen, he held scientific leadership positions of increasing responsibility at Merck. He also worked as a researcher and administrator at the University of Washington. We believe pharmaceutical industry experience brings an important industry perspective to the Board. We believe Dr. Perlmutter’s qualifications to serve on our Board of Directors include his experience in both business and academic research, including his pharmaceutical industry experience. Dr. Perlmutter has served on our Board for over nine years.

John Schwartz, PhD	Dr. Schwartz has over 40 years of business and legal experience, including several years spent in the 1990s as President and Chief Executive Officer of Systemix, Inc., a cell-based therapeutics company which was acquired by Novartis in 1997. Before joining Systemix as its Senior Vice President and General Counsel in 1993, Dr. Schwartz served as the Vice President and General Counsel of Stanford University. He currently runs a registered investment advisor firm called Quantum Strategies Management Company. We believe Dr. Schwartz’s qualifications to serve on our Board of Directors include his over 40 years of business and legal experience in our industry as well as his significant experience working at Stanford University. Dr. Schwartz has served on our Board for over eleven years.

Irving Weissman, MD	Dr. Weissman has been a leader in the stem cell field for over twenty years. He is a professor at Stanford University and

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serves as the director of the Stanford Institute for Stem Cell Biology and Regenerative Medicine. He co-founded Systemix in 1988 and Cellerant Therapeutics, Inc., a hematopoietic stem cell development company, in 2001. He is a member of several scientific advisory boards and national science institutes, including the National Academy of Science, the American Academy of Arts and Science, and the American Society of Microbiology. We believe Dr. Weissman’s qualifications to serve on our Board of Directors include the fact that he has been a leader in stem cell research for over twenty years as well as his substantial business experience in our industry. Dr. Weissman has served on our Board for over twelve years and serves as the chairman or our Scientific Advisory Board.
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Please be advised that, in connection with the Staff’s comments in the June 7 Letter and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s position that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (650) 475-3122.
Very truly yours,
/s/ Kenneth B. Stratton
Kenneth B. Stratton
General Counsel